Exhibit 99.1

August 30, 2011

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
TSXV

Dear Sirs:

Re:    Levon Resources Ltd.

          Annual & Special Meeting

We confirm that the following material was sent by pre-paid mail on August 29, 2011, to registered common shareholder of August 19, 2011 of the above Corporation:

A.  Notice of Meeting & Information Circular
B.  Form of Proxy
C.  2011 NI 51 – 102 Return Card
D.  Return Envelope

We further confirm that copies of the abovementioned material were sent by the corporation to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators’ National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for Levon Resources Ltd..

Yours truly,

VALIANT TRUST COMPANY

“Christabelle Zhang”

Assistant Account Manager
Client Services